Exhibit 12.1
Alexander's, Inc.
Consolidated Ratios of Earnings to Fixed Charges

	Year Ended December 31,					Nine Months Ended September 30,
	2003	2004	2005	2006	2007	2007	2008

Earnings:
Pretax income (loss) from continuing operations	$(18,948)	$(37,331)	$21,298	$(88,239)	$114,341	$80,233	$23,563
Fixed charges	51,346	65,546	69,875	69,366	70,151	52,460	54,562
Capitalized interest	(37,516)	(25,087)	(6,935)	(1,378)	(4,567)	(2,965)	(7,575)
Total Earnings (1)	$(5,118)	$3,128	$84,238	$(20,251)	$179,925	$129,728	$70,550

Fixed charges (2):
Interest and debt expense	$13,691	$40,320	$62,678	$67,726	$65,322	$49,299	$46,789
1/3 of rent expense - interest factor (3)	139	139	262	262	262	196	198
Capitalized interest	37,516	25,087	6,935	1,378	4,567	2,965	7,575
Total fixed charges (4)	$51,346	$65,546	$69,875	$69,366	$70,151	$52,460	$54,562

Ratio of earnings to fixed charges	-	-	1.21	-	2.56	2.47	1.29

Deficiency in earnings available to cover fixed charges (5)	$(56,464)	$(62,418)	$-	$(89,617)	$-	$-	$-

(1)	For purposes of the calculation, earnings represents pretax income from continuing operations plus fixed charges less capitalized interest.
(2)	There were no preference securities outstanding during the periods shown.
(3)	This is the portion of operating lease rental expense deemed to represent the interest factor.
(4)
For purposes of this calculation, fixed charges represent interest expense from continuing operations, including amortizaiton of deferred debt issuance costs, plus the portion of operating lease rental expense that management considers representative of the interest factor, plus capitalized interest.

(5)	Included if ratio indicates less than one-to-one coverage.